UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-35783

Alamos Gold Inc.

(Translation of registrant’s name into English)

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada

M5H 3P5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press release, dated July 31, 2014.

99.2	Unaudited Condensed Interim Consolidated Financial Statements

99.3	Management’s Discussion and Analysis

99.4	Form S2 - 109F2 - Certification of Interim Filings - CEO

99.5	Form S2 - 109F2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.

Date: July 31, 2014	By:	/s/ Matthew Howorth
	Name:	Matthew Howorth
	Title:	Vice-President, Legal